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SECURITI SSION

03013117

RECEIVED FEB 28 2003 SEC MAIL WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RNR SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1802 HEMPSTEAD TPKE
(No. and Street)

EAST MEADOW (City) NY (State) 11554 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NEIL G. CAROUSSO (516) 222-8825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMOS, GEORGE
(Name – *if individual, state last, first, middle name*)

42-27 BELL BOULEVARD (Address), BAYSIDE (City) NY (State) 11361 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, NEIL G. CAROUSSO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RNR SECURITIES, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DOMINICK A. DERISO
Notary Public, State of New York
No. 41-5994605
Qualified in Queens County
Commission Expires February 28, 2003

Notary Public

Signature

MEMBER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RNR SECURITIES, L.L.C.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
WITH
INDEPENDENT AUDITORS' REPORT

RNR SECURITIES, L.L.C.

FINANCIAL STATEMENTS
DECEMBER 31, 2002

CONTENTS

GEORGE DEMOS, C.P.A.

42-27 BELL BOULEVARD, BAYSIDE, NEW YORK 11361
TEL.: (718) 428-0438 • FAX: (718) 229-7042

INDEPENDENT AUDITOR'S REPORT

To the Members of
RNR Securities, L.L.C.

I have audited the accompanying statement of financial condition of RNR Securities,L.L.C. (the Company) as of December 31, 2002, and the related statements of operations and comprehensive income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RNR Securities, L.L.C. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

George Demos, CPA

Bayside,New York
February 14, 2003

George Demos,C.P.A.

RNR SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	201,385
Investments		17,549
Commissions receivable		132,844
Prepaid expenses and other assets		1,116
Organization costs, less accumulated amortization of $10,082		-
Furniture and equipment, less accumulated depreciation of $3,737		-
Total assets	$	352,894

LIABILITIES AND MEMBERS' EQUITY

Commissions payable	$	293,535
Accounts payable and accrued expenses		7,877
Total liabilities		301,412
Members' equity:		
Members' equity		57,919
Accumulated other comprehensive loss		(6,437)
Total members' equity		51,482
Total liabilities and members' equity	$	352,894

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		
Commissions	$	2,166,915
Sponsor fees		12,619
Total revenue		2,179,534
EXPENSES		
Members' guaranteed payments		762,567
Salaries and related expenses		29,220
Commissions		1,271,035
Occupancy		15,000
Regulatory fees and subscriptions		16,588
Outside services		18,646
Insurance		17,364
Office expense		17,502
Postage		4,750
Advertisement		2,900
Seminars		5,297
Travel		1,028
Professional fees		2,600
Telephone		1,716
Depreciation and amortization		1,680
Other expenses		838
Total expenses		2,168,731
INCOME FROM OPERATIONS		10,803
OTHER REVENUE(EXPENSE)		
Investment income		137
Realized loss on investments		(12,215)
TOTAL OTHER REVENUE(EXPENSE)		(12,078)
NET LOSS		(1,275)
OTHER COMPREHENSIVE INCOME(LOSS)		
Unrealized loss on investments arising during the period		(4,250)
Add: Reclassification adjustment for losses included in net loss		12,215
TOTAL OTHER COMPREHENSIVE INCOME(LOSS)		7,965
TOTAL COMPREHENSIVE INCOME(LOSS)	$	6,690

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Members' Equity	Accumulated Other Comprehensive Loss	Total
Members' equity at beginning of year	$ 59,194	$ (14,402)	$ 44,792
Comprehensive income(loss):			
Net loss	(1,275)		(1,275)
Other comprehensive income(loss):			
Unrealized loss on investments arising during the period		(4,250)	(4,250)
Add: Reclassification adjustment for losses included in net loss		12,215	12,215
Total Comprehensive income			6,690
Members' equity at end of year	$ 57,919	$ (6,437)	$ 51,482

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(1,275)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization		1,680
Loss on sale of investments		12,215
Changes in assets and liabilities:		
Increase in commissions receivable		(123,539)
Decrease in prepaid expenses and other assets		206
Increase in commissions payable		271,224
Increase in accounts payable and accrued expenses		5,751
NET CASH PROVIDED BY OPERATING ACTIVITIES		166,262
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investments		(6,000)
NET CASH USED BY INVESTING ACTIVITIES		(6,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		160,262
CASH AND CASH EQUIVALENTS - BEGINNING		41,123
CASH AND CASH EQUIVALENTS - ENDING	$	201,385

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates pursuant to SEC rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance and annuities.

Basis of Accounting:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes:

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for Federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

Furniture and Equipment:

Furniture and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Cash Equivalents:

For purpose of the statement of cash flows, the Company considers all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

RNR SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 2 - COMMITMENTS AND CONTINGENCIES:

The company leases office space from one of its members. Future minimum lease payments under the lease are as follows:

2003	$ 15,000
2004	15,000
	$ 30,000

NOTE 3 - SUBORDINATED BORROWINGS:

There are no subordinated borrowings at December 31, 2002.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital of $5,000. At December 31, 2002 the Company had net capital of $36,452, which was $31,452 in excess of its required net capital.

NOTE 5 - INVESTMENTS:

The Company invests in corporate stocks and mutual funds. At December 31,2002, these investments were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. At December 31, 2002 these investments had a fair value of $17,549, a cost of $23,986, and an unrealized loss of $6,437. Realized losses on securities sold in 2002 were $12,215.

RNR SECURITIES, L.L.C.

Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Total Capital			$	51,482
Deductions and/or changes:				
Nonallowable assets:				
Prepaid expenses	$	1,116		
Commission receivable-net		11,271		12,387
Net capital before haircuts on securities positions (tentative net capital)				39,095
Haircuts on securities				
90 day certificate of deposit		11		
Mutual funds and stocks		2,632		2,643
Net capital			$	36,452
Aggregate indebtedness:				
Items included in statement of financial condition:				
Accounts payable and accrued expenses			$	7,877
Total aggregate indebtedness			$	7,877
Computation of basic net capital requirement				
Minimum net capital required			$	5,000
Excess net capital			$	31,452
Excess net capital at 1,000 percent			$	35,664
Ratio: Aggregate indebtedness to net capital				.22 TO 1

The Company claims exemption under SEC rule 15c3-3 on the basis that the Company's business is limited to the distribution of mutual funds and/ or variable life insurance or annuities .